NO ACT

PE
12-18-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010622

February 22, 2010

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: Citigroup Inc.
Incoming letter dated December 18, 2009

Dear Ms. Dropkin:

This is in response to your letters dated December 18, 2009, January 29, 2010, and February 3, 2010 concerning the shareholder proposal submitted to Citigroup by John Harrington. We have also received letters on the proponent's behalf dated January 25, 2010, February 2, 2010, February 2, 2010, and February 5, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 22, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 18, 2009

The proposal would amend the bylaws to establish a board committee on "US Economic Security."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 5, 2010
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Citigroup for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington— third supplemental reply

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Citigroup (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the Company's second supplemental letter sent to the Staff on February 3, 2010. A copy of this letter is being emailed concurrently to Shelley J. Dropkin.[1]

The Company asserts that the Proponent should not be allowed to revise his proposal "at this late date," in contradiction with the clear purposes and precedents of Staff Legal Bulletin 14, Section E.5. The Company's rationale appears to rest on either a punitive or laches notion, not consistent with the rationale of the staff legal bulletin which is to allow simple changes where they would cure an excludability issue otherwise identified by the Staff.

The Company also notes in this regard that the Proposal would still be binding, and that it would not be converted into a precatory proposal by the suggested wording change. Indeed, it is not the intention of the Proponent to allow the Proposal to be rendered precatory, but to give shareholders to opportunity to exercise their franchise to amend the bylaws with a create a framework within which the Board would be encouraged but not compelled to act. The Staff Legal Bulletin provision regarding revisions of proposals has indeed been applied by the staff to binding bylaw amendments, not just to precatory proposals. For instance, see *Union Bankshares Company* (April 2, 2007), *AT&T* (December 20, 2005 and *CVS Corp.* (February 2, 2005).

Although it is true the company makes various other arguments with regard to the Proposal, its argument regarding ***binding the discretion of the Board as to whether to examine the issue of US economic security*** seems to distill down to a single use of the word "shall." Therefore, if the Staff were to find the presence of that one word to render the bylaw amendment excludable, the remedy provided in the Staff Legal Bulletin would indeed offer a simple and appropriate solution.

---

[1] We note that the Company's supplemental letter says that it was e-mailed to the Staff on February 3, 2010, however Proponent's counsel never received it via e-mail. Instead, the letter arrived at the end of the day on February 4 by overnight mail.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Therefore, although we believe the resolution is not excludable as written, we continue to request that if the staff finds the word "shall" to render the resolution excludable, a simple revision may be possible to avoid exclusion.

Sincerely,



Sanford Lewis

cc: John C. Harrington, Harrington Investments
Shelley J. Dropkin

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 3, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted To Citigroup Inc. From John Harrington

Dear Sir or Madam:

This letter responds to a February 2, 2010 letter from the counsel of John Harrington (the "Proponent") concerning the proposal he wishes to include in Citigroup's proxy materials for its 2010 annual meeting (the "Proposal"). The February 2, 2010 letter is the Proponent's third letter in response to Citigroup's request for no-action relief, and in this letter the Proponent seeks to make an eleventh-hour change to his Proposal.

As we have noted in prior letters to the Staff on the Proposal, it is a mandatory (as opposed to precatory) proposal which would amend Citigroup's by-laws to establish a committee of the Citigroup Board of Directors. The proposed by-law specifies that the new committee "shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which [Citigroup's] policies, beyond those required by law, are supportive of U.S. economic security, while meeting the Board's responsibilities to the shareholders." In a last-ditch effort to side-step the flaws in his Proposal, the Proponent's counsel has asked that he be permitted to revise the Proposal so that it provides that the new committee "may" rather than "shall" perform the review of U.S. economic security urged by the Proponent.

Citigroup respectfully submits that the Proponent should not be permitted to revise his Proposal at this late date. It appears that he has been represented by counsel throughout this process. Moreover, he submitted a nearly identical proposal last proxy season in which Citigroup pointed out the very same objections to the Proposal that are highlighted in the current no-action submission before the Staff. The Proponent had ample time and notice of the defects in his Proposal and had sophisticated counsel at his disposal to cure those defects, which were highlighted last proxy season. He chose not to do so, and he should not be given leave to go back to the drawing board now. The Staff and Citigroup have devoted enough time and effort to analyzing the Proposal in its original form.

Even in "revised" form, the Proposal may still be excluded from Citigroup's proxy materials for at least the following reasons:

- The Proposal continues to be vague and indefinite (and therefore excludable under Rule 14a-8(i)(3)) because, as revised, the Proponent apparently is asking the stockholders to adopt a *binding, mandatory* by-law amendment that (according to the Proponent) purports to do nothing more than enable, but not require, the directors to perform the desired review of U.S. economic security. Is this proposal intended to be precatory, only urging the directors to take action? If so, then why would this precatory proposal nevertheless appear in the by-laws? Why would it formally create a new committee of the Board? Clearly the Proponent's expectation is that, by memorializing his Proposal in the by-laws and by actually establishing a new Board committee, he will place more pressure on the Board than otherwise would be conveyed by a true precatory proposal. His quasi-precatory proposal continues to send a mixed message as to what exactly the Board must do if the Proposal is adopted.

- The Proposal is also vague and indefinite because it is still impossible to determine what is meant by "U.S. economic security"--a term that, as noted above, would be enshrined in Citigroup's by-laws if the Proposal were adopted.

- Finally, even if one assumes that the Proposal is now merely a "precatory" proposal urging directors to perform the Proponent's desired review after his by-law is adopted, it is still excludable as relating to Citigroup's ordinary business for the reasons set forth in our prior letters to the Staff on this Proposal. Changing a proposal from binding to precatory does not save it from exclusion under Rule 14a-8(i)(7).[1]

Citigroup continues to believe that no-action relief is warranted for the reasons stated above and in its prior letters to the Staff on this Proposal. If the Staff has further questions with respect to this matter, please contact the undersigned at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John Harrington
Sanford J. Lewis, Esquire

3378395

[1] *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007) (proposal requesting a board committee review and report on the company's policies relating to the production and sourcing of organic dairy products was excludable because it addressed "customer relations and decisions relating to supplier relationships"); *Walgreen Co.* (avail. Oct. 13, 2006) (proposal requesting that the board publish a report on the raw materials in the company's cosmetics was excludable as relating to ordinary business operations).

SANFORD J. LEWIS, ATTORNEY

February 2, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation and Citigroup for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington—supplemental reply

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation and Citigroup and has submitted a shareholder proposal to the Companies. A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP and Shelley J. Dropkin.

The Companies have objected to the use of the word "shall" in the proposed bylaw amendment, asserting that it unlawfully creates a mandatory duty of the board to act. Consistent with Staff Legal Bulletin 14, section E.5., we request that if the staff finds in favor of the companies on this issue, that it allow the proponent to revise the word shall to read "may." The relevant language in the Proposal would thereby read:

> The Board Committee **may ~~shall~~**, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP
Shelley J. Dropkin, Citigroup

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

February 2, 2010
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Citigroup for a Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2010 Proxy Materials by John C. Harrington—supplemental reply

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of Citigroup (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the Company's supplemental letter sent to the Securities and Exchange Commission on January 29, 2009. A copy of this letter is being emailed concurrently to Shelley J. Dropkin.

Violation of state laws
In revisiting the Delaware law questions, the Company's supplemental letter attempts again to negate the procedural nature of the bylaw amendment in order to find a Delaware law violation. The Company asserts that the resolution is not procedural in its nature and intrudes on Board powers, because the bylaw - regardless of whether the Board would ever act - would create on paper a Committee which "shall" review the Company's policies. This rendition of a "substantive" or "business" decision being withdrawn from the Board stretches credulity. Instead, the proposal represents a procedural framework, which by its plain language reserves to the Board all of the relevant substantive decisions on appointment of committee members, spending, scoping, reports etc. as consistent with preserving the Board's discretion.

If the bylaw amendment had been stated in precatory terms (as in, the Board "may" create a committee) the Proposal would have been attacked by the Company as vague, misleading, etc. because the Board already "may" create such a committee at any time it chooses.

Vague or indefinite
Arguing in the alternative and somewhat inconsistently with its Delaware law argument, the Company goes on to assert that, if it is true as the Proponent argues, that critical decisions regarding whether and when the committee would meet are reserved to the Board, then the use of the word "shall" is itself vague. However, the language of the proposal is clear to shareholders, on its face, and not confusing, because it makes clear that all of these decisions are reserved to the Board.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Also, the Company continues to make the disturbing assertion that it does not know what "US Economic Security" is. We are confident, and believe the Staff will agree, that investors have sufficient information in the proposal to understand the meaning of this expression, especially in light of the financial crisis which clearly raises questions of the Company's role and impact on the US economy.

Ordinary Business

The Company's supplemental letter further asserts that precedents cited by the Proponent regarding significant social policy issues are inapplicable to the current resolution because they provided different solutions from the present resolution. In contrast to those resolutions, the present resolution asks for the Board to establish a Committee, for the board to review its policies on this issue. Clearly, this is an appropriate and concrete response to the challenges posed by the social policy controversy of US Economic Security.

As we noted in our response, the fact that a Proposal touches upon some elements of ordinary business such as consideration of certain investments, does not render the proposal excludable, when the overall framing focuses on a significant social policy issue facing the company and the mention of such issues is not done in a manner that micromanages those issues. This Proposal meets those criteria and therefore does not relate to excludable ordina butry business.

Conclusion

We stand by our conclusion that the Company has not met its burden of proof that the Proposal is excludable under any of the cited SEC rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Shelley J. Dropkin, Citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 29, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted To Citigroup Inc. From John Harrington

Dear Sir or Madam:

This letter concerns Citigroup Inc.'s letter dated December 18, 2009 seeking a no-action determination on a stockholder proposal (the "Proposal") submitted by John Harrington (the "Proponent") for inclusion in Citigroup's proxy materials for its 2010 annual meeting. The Proponent's Massachusetts counsel, Sanford Lewis, sent your office a letter dated January 25, 2010 regarding Citigroup's no-action submission. We write to respond to that letter.

The Proposal is a mandatory (as opposed to precatory) proposal which would amend Citigroup's by-laws to establish a committee of the Citigroup Board of Directors. The proposed by-law specifies that the new committee "shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which [Citigroup's] policies, beyond those required by law, are supportive of U.S. economic security, while meeting the Board's responsibilities to the shareholders." This letter briefly re-states our position on the Proposal and explains why the January 25th letter written on behalf of the Proponent does not change the conclusion that no-action relief is warranted here.

The Proposal Violates State Law. The Proposal would amend the by-laws to establish a Board committee that "shall" perform the review of "U.S. economic security" urged by the Proponent. Under the law of Delaware (Citigroup's jurisdiction of incorporation), however, the stockholders cannot use a by-law to dictate how the directors should spend Citigroup time and resources--whether the mandate is "U.S. economic security," global market share, environmental impact or any other cause favored by a stockholder proponent.

The Delaware Supreme Court recently clarified that the stockholders may use their power to adopt by-laws to regulate the *process* by which directors make decisions but cannot mandate how the board makes specific business decisions. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-45 (Del. 2008). The Proponent makes much of the fact that Section 141(c) of the Delaware General Corporation Law (the "DGCL") permits the stockholders to adopt by-laws that establish board committees. However, the Delaware Supreme Court's recent *AFSCME* decision makes very clear that this power to establish a committee can relate only to a board's decision-making process. In other words, the Proponent could have drafted a by-law that formed a Board committee empowered to determine *whether or not* to review U.S. economic security (because the by-law would only establish the process of such review by allowing it to be performed by a committee), but the by-law cannot actually force the directors to conduct that review. This conclusion has been confirmed by an opinion of Citigroup's Delaware counsel, which is attached to our December 18th letter.

The Proponent's counsel does not dispute our application of the *AFSCME* case to Section 141(c) of the DGCL, and does not take issue with our view that a by-law cannot force the directors to review U.S. economic security. Instead, his counsel tries to read the proposed by-law to mean that the directors are not actually required to take any action if the by-law is adopted—not even to perform any review of U.S. economic security. *See* the Proponent's January 25th letter at pages 2, 5, 7 & 10. This reading is plainly at odds with the language of the proposed by-law, which specifies that the committee "shall" perform that review. Because the Proposal does in fact attempt to require directors to perform such a review, it is invalid under Delaware law and therefore may be excluded from Citigroup's proxy materials under Rule 14a-8(i)(1), (2) & (6).

The Proposal Is Vague And Indefinite. To bolster his Delaware law argument, the Proponent's counsel relies on "savings" language in the last paragraph of the proposed by-law, which his counsel says should be read to mean that the directors do not have to perform the review urged if they determine doing so would violate their fiduciary duties. If this is the true import of the savings language, it is fundamentally at odds with the operative sentence of the Proposal, which specifies that the directors on the committee "shall" perform the desired review. Clearly, neither the stockholders nor the directors will know whether the Proposal *requires* director action (as mandated by the "shall" sentence) or, as the Proponent's counsel states in his letter, whether it is really just a precatory proposal that only recommends director action.

As noted in our initial letter, the Proposal is also vague because it is impossible to determine what "U.S. economic security" means. The letter submitted by the Proponent's counsel offers no more guidance on the meaning of "U.S. economic security" than does the Proposal itself. The Proposal could therefore lead to confusion and misunderstanding as to exactly what the proposed committee must do if the by-law were adopted. Accordingly, the Proposal should be excluded from Citigroup's proxy materials under Rule 14a-8(i)(3).

The Proposal Relates To Ordinary Business. Finally, the Proposal should also be excluded from Citigroup's proxy materials because it relates to ordinary business. The Proponent seeks to defend its proposal by attempting to portray the Proposal as relating to a significant policy issue. However, to avail himself of the "significant policy exception" to Rule 14a-8(i)(7), the Proponent must identify the specific policy at issue. While aspects of the relationship between Citigroup and the overall U.S. economy may raise important policy considerations, as noted above it is impossible to determine exactly what part of this relationship poses a concern for the Proponent or exactly how it should be addressed by the directors. The no-action precedents cited in the Proponent's response letter demonstrate that a proposal can withstand scrutiny under Rule 14a-8(i)(7) if it (i) identifies a specific, concrete policy consideration and (ii) recommends action on that issue.[1] The Proposal accomplishes neither of these tasks.

Worse, the Proponent takes his vague and undefined concept of a review of "U.S. economic security" and asks that this amorphous review be applied to such specific day-to-day business matters as Citigroup's investments in foreign companies. Thus, the Proponent asks that his policy initiative (whatever it is) be applied to, and somehow influence, Citigroup's management policies. As noted in our initial December 18th letter, the review envisioned by the Proposal would relate to the day-to-day management of Citigroup and seeks to micromanage Citigroup's affairs.[2]

Citigroup continues to believe that no-action relief is warranted for the reasons stated above and in its December 19th submission.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John Harrington
Sanford J. Lewis, Esquire

---

1 *See Morgan Stanley Africa Investment Fund* (avail. Apr. 26, 1996) (urging the fund to reduce its stake in South African securities to no more than 35 to 40% of its assets); *Tyson Foods Inc.* (avail. Nov. 25, 2009, and, on reconsideration, avail. Dec. 15, 2009) (urging the adoption of two specific policies regarding hog production and eliminating a policy of feeding animals certain antibiotics); College Retirement Equities Fund (avail. Aug. 9, 1999) (urging the company to establish a specific type of equity investment fund); *Bank of America* (avail. Feb. 29, 2008), *Yahoo! Inc.* (avail. Apr. 16, 2007) and *Morgan Stanley Dean Witter* (avail. Jan. 11, 1999) (each asking for the establishment of a board committee evaluating the implications of company policy on human rights).

2 Contrary to the assertions in the Proponent's response letter, a proposal can be excluded under Rule 14a-8(i)(7) even if it relates to a significant policy matter if it unduly seeks to micromanage ordinary business operations. *See Exchange Act Release No. 34-40018* (May 21, 1998) (citing the *Capital Cities/ABC, Inc.* no-action letter (avail. Apr. 4, 1991) for the proposition that even proposals that relate to a significant policy issue may nevertheless unduly intrude on the company's ordinary business and may be excluded under Rule 14a08(i)(7)). Even if the Proposal identified a specific policy issue (which it does not), the policy does not automatically prohibit no-action relief under Rule 14a-8(i)(7).

SANFORD J. LEWIS, ATTORNEY

January 25, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Amend the Bylaws to Create a Board Committee on US Economic Security Submitted to Citigroup Inc. for 2010 Proxy Materials On Behalf of Harrington Investments

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of Citigroup Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated December 18, 2009, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rule 14a-8(i)(2) (that the Proposal would cause the Company to violate Delaware law), Rule 14a-8(i)(1) (that the Proposal is not a proper subject for action by shareholders under Delaware law), Rule 14a-8(i)(6) (that the Company lacks the power to implement the Proposal), Rule 14a-8(i)(7) (that the resolution is addressed to Citigroup's "ordinary business") and Rule 14a-8(i)(3) (that the Proposal is vague and indefinite).

We have reviewed the Proposal, the letter from the Company, the letter from Delaware Counsel, Morris, Nichols, Arsht & Tunnell, LLP (hereafter referred to as the Morris, Nichols letter) and the materials referenced by those letters. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

I. SUMMARY OF OUR RESPONSE

The Proposal would amend the corporate bylaws of Citigroup by establishing a committee of the Board of Directors on US Economic Security. A similar proposal was submitted last year by the Proponent. *Citigroup* (Feb. 18, 2009). The Proposal submitted this year rectifies the issue upon which the which the staff found the resolution to be excludable last year -- specifically, the process of appointment of the committee members.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

In this year's proposal, the members would be appointed by the Board of Directors rather than the Chairman of the Board. The new proposal also makes several other clarifications.

Having revised the proposal to address the basis for exclusion last year, as documented in this response, the resolution is no longer excludable.

The Company first asserts that it may exclude the Proposal because it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(2). Next, the Company asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(1), because the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Then, the Company asserts that it lacks the power to implement the Proposal under Rule 14a-8(i)(6). These Delaware law assertions boil down to a single assertion by the Company and its Delaware counsel, that shareholders lack the power to require the Company to establish a committee to address any specific issue, since in their view only the Board of Directors or the Management are in the position to decide what issues will be taken up by the Board of Directors. **The Company attempts to paper over a serious logical flaw in their argument, which is that the laws of Delaware provide explicitly that a Board Committee can be established either by the Board of Directors or by an amendment to the bylaws. 8 Del. Code 141(c)(2). Under Delaware law, 8 Del. Code 109 (a) and (b), bylaw amendments may be established either by vote of the shareholders or by the Board of Directors, subject to consistency with the bylaws and statutes. Notably, footnote 8 of the Morris, Nichols letter acknowledges the power of the shareholders to amend the bylaws to create a committee, suggesting the same conditions as contained in the proposal.**

In order to assert that the proposed bylaw amendment is inconsistent with the Delaware General Corporation Law, the Company and its counsel stretch credulity to characterize the Proposal as binding upon specific decisions by the Board. To the contrary, the bylaw amendment is only procedural in nature, setting forth a framework for deliberation but not controlling any timing, content, or actions taken by the board or the committee. The bylaw amendment contains extensive protections of the managerial discretion of the Board of Directors, including assurances that any action of the Committee will only occur in the event the board takes action within its fiduciary responsibilities. These safeguards include retaining the powers of the board to determine whether the Committee members are appointed, who the members will be, whether the committee is funded, what the scope of work for such committee would be, and whether the committee would issue a report. **In short, no decision or action of the committee can be taken without the Board first exercising its fiduciary duty to determine whether and how the committee will convene and act.**

The Delaware law assertions of the Company lack specific statutory references or judicial precedents that are binding or dispositive of the matter at hand. As such, the Company has not met its burden of proof for exclusion under rules 14a-8(i)(1), (2) or (6).

Next, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy. The recent financial crisis leaves no question that one of the most significant social policy questions facing the banking industry in general, and Citigroup in particular, relates to how the Company's policies affect the US economy. Now that the Company has received tens of billions of dollars in taxpayer funds through the Troubled Asset Relief Program (TARP), the nexus and onus upon the Company to address these issues could never be clearer. Therefore, the subject matter of the proposal is a very significant social policy issue that transcends ordinary business. As a proposal that by its very nature is merely setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "micro-management." The Proposal does not focus on intricate detail, nor does it seek specific timeframes or methods for implementing complex policies. The Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review and found to be not excludable as relating to ordinary business.

Finally, the Company asserts that the Proposal is vague and indefinite and excludable under14a-8(i)(3). Quite to the contrary, the resolution strikes an appropriate balance between providing guidance to the shareholders and the Company on the array of issues which the committee on US economic security should address, while leaving flexibility and discretion for the board and the committee to delineate the details of the committee's activities.

In short, the Proposal complies with all aspects of Rule 14a-8, the Company has not met its burden of proof under any of the Rules, and we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the Proposal in its entirety states as follows:

> To Amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:
>
> SECTION 8. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of

company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Board of Directors are authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized by the Board of Directors consistent with these bylaws.

ANALYSIS

III. RELATIONSHIP TO LAST YEAR'S PROPOSAL.

The Company notes at the outset that many of its reasons for exclusion of the proposal are the same as the reasons stated in the Company's no action request on what it calls a "substantially identical proposal" submitted by the Proponent last year. *Citigroup Inc.* (February 18, 2009). The Company states that it has pointed out the numerous problems with the proposal in its no action request last year, and that "the Proponent has essentially copied last year's proposal and submit it to the Company again in the same form of binding bylaw amendment as last year." (In a footnote, the Company acknowledges that the proposal submitted this year now assigns the board of directors, rather than the chairman of the board, to designate directors to the Committee.)

The staff made clear in last year's no action letter that the proposal for the 2009 proxy entailed a proposal to create the committee on US economic security *and* to allow the chairman of the board to appoint the members. Prior to issuing the no action letter for Citigroup (February 18, 2009) the staff issued a no action letter on substantially the same proposal under Rule 14a-8(i)(2) at Bank of America (February 11, 2009). The only objection made by Bank of America under that Rule was that the chairman of the board could not be empowered by the resolution to appoint the members of a committee. In fact, in both no action letters, the staff made a point of describing the proposal as one which "would amend the bylaws to establish a board committee on U.S. Economic Security **and authorize the chairman of the board to appoint the members of the committee**." Therefore, our reading of staff action was that the committee membership appointment process appeared to be the determinative factor for the staff conclusion that the resolution was excludable under Rule 14a-8(i)(2). Thus, the proposal has been revised to eliminate the concern upon which the staff previously found the Proposal to be excludable.

IV. DELAWARE LAW QUESTIONS.

The Company asserts that the Proposal may be excluded from the 2010 Proxy Materials using three different rationales under Delaware law. Either, under Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law, or it is an inappropriate subject matter to appear on the proxy under the relevant state law (Delaware) pursuant to Rule 14a-8(i)(1), or the company lacks the authority to implement it under Rule 14a-8(i)(6). Each of these arguments essentially boils down to the same point, which is, whether the shareholders have the ability to establish a committee of the board addressing a specific subject matter, if the resolution otherwise avoids intruding upon the duties and authorities of the board.

As we will demonstrate below, the Company has not met its burden of proving that the bylaw amendment is excludable under Rules 14a-8(i)(2), (1) or (6).

The Company asserts that the Proposal may be excluded from the 2010 Proxy Materials based on a Delaware law argument that a shareholder vote to require the creation of the committee would deprive the Board of Directors of its duty and authority to manage the Company by making the "decision" to focus on US economic security. The Company makes this argument based on Rule 14a-8(i)(2) (if implemented, cause the Company to violate Delaware law), Rule 14a-8(i)(1) (that the proposal is not a proper subject for stakeholder action under the law of Delaware) and also that as a result of this, the Company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, for each of the assertions the Company has failed to show binding statutory or judicial law applicable in the circumstances of the present Proposal. Most importantly, **the Company attempts (but fails) to paper over a serious logical flaw in its argument. The laws of Delaware provide that a Board Committee can be established either by the Board of Directors or by an amendment to the bylaws. Under Delaware law, bylaw amendments may be established either by majority vote of the shareholders or by the Board of Directors. Notably in footnote 8 of the Morris, Nichols, Arsht & Tunnel letter of December 18, 2009 the Company's own Delaware attorneys acknowledge the authority of shareholders under Delaware law to enact bylaws establishing a committee consistent with the Proposal. See discussion below.**

The present Proposal, as a procedural bylaw, does not interfere with the discretion of the board. The Delaware law assertions of the Company applied to the proposal lack specific statutory references or judicial precedents that demonstrate the Proposal would violate Delaware law. Thus, the Company has not met its burden of proof on these Delaware law questions.

A. Shareholder rights to amend bylaws to create Board committees are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

There is a standing contest between two conflicting concepts in Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: **"After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote."** 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

The statute also explicitly contemplates the creation of board level committees, either by action of the board of directors directly, or by amendment of the bylaws, which, as noted above is a power of shareholders. Delaware Gen. Corporation Law Section 141 provides that either the Board of Directors or an amendment to the bylaws may establish a committee. For instance, 141 (c)(1) provides:

> Any such committee, to the extent provided in the resolution of the board of directors, **or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or

> recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

The right of shareholders to amend the bylaws is a fundamental element of the shareholder franchise. By contrast, the articles of incorporation can only be amended with participations of the Board of Directors. The Company's letter and the Morris, Nichols letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter.

In fact, **the Company's own Delaware counsel has acknowledged in footnote 8 of the Morris, Nichols, Arsht & Tunnel letter of December 18, 2009, the authority of shareholders under 141(c) to enact bylaws establishing a committee consistent with the Proposal:**

> Under Section 141 (c)(2), the by-laws may set forth the authority of a board committee. 8 Del. C. § 141 (c)(2) (specifying that "[a]ny ... [board] committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation" subject to certain exceptions). **Although a committee of the board of directors can be established through a stockholder adopted by-law, a committee cannot function without the assent of the directors because only the board (or an authorized board committee) can designate the committee members and only the directors serving on a committee possess the power (and owe concomitant fiduciary duties) to decide whether or not to exercise the authority granted to that committee in the by-laws. (emphasis added)**

Remarkably, this language could nearly have been written by the Proponent, as it is a precise reflection of what has been set forth in the Proposal. Just as prescribed by the Company's Delaware counsel, the stockholder by-law establishes the committee but requires the assent of the directors to designate the committee members. By limiting spending power and retaining full board discretion, the board rather than the shareholders will determine whether or not the committee will convene, act, and on what matters. **These conditions prescribed by Citigroup's lawyers at the end of the footnote and contained in the proposal will be discussed further below.**

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

The claim by the Company that the shareholders cannot amend the bylaws to establish a committee to address a specific public policy challenge, whether that would be the US Economy or Sustainability or Human Rights, would represent an extreme disenfranchisement of the shareholders' right to govern the company – weighing as far as possible for the absolute managerial power of the Board, and against the rights of the shareholders to govern.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. December 20, 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its principal – derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to reconcile and discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In Coffee's analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to

---

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

"fundamental" issues, **would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance.** John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). **It is clear that the present Proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.**

The letter from Morris, Nichols, cites various precedents that ostensibly support the assertion that the Proposal violates requirements for directors to manage the Company and not to delegate such management to shareholders. While these precepts are accurate, when it comes to applicability of the precedents to the Proposal, the precedents cited are not analogous or applicable because in each instance cited, the shareholder action in question would have denied a specific decision to the board. For instance, the Company cites *Quickturn Design Sys. Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998), which invalidated a Delayed Redemption Provision of a shareholder rights plan because it would prevent a newly elected Board of Directors from redeeming, for a period of six months, the rights issued under the company's rights plan. The court in Quickturn noted that the feature of the bylaw in question "restricts the [new] board's power in the area of fundamental importance to the shareholders – negotiating a possible sale of the Corporation." *Quickturn*, 721 A.2d at 1291-92.

The Company also cites *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008). There, a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses was found to violate Delaware law if adopted, because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate". However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present Proposal explicitly rules out any expenses being incurred without approval by the Board pursuant to the bylaws.

In contrast to these cases, the Proposal would not limit or drive any particular decision or policy determination of the board.[2] Despite the Company's and its counsel's attempts to

[2] The company's position that the board and management may have a fiduciary duty to ignore a majority of shareholders who might vote in favor of the Proposal, because consideration of US economic interests may not be in the interests of other shareholders, certainly raises an interesting question. What power *do* concerned shareholders have to ensure that their companies do not act adversely to the interests of the US economy, or in extreme instances, even become an "enemy" of the US economy? We will not attempt to answer this question beyond our certainty that this bylaw amendment, which does not bind any decisions of the Board, but simply establishes a governance mechanism for consideration of these issues, represents one permissible vehicle for doing so.

characterize it otherwise, the proposal defines "process and procedures" for decisions and does not mandate how the board should decide specific substantive business decisions. Much is made by the Company of the notion that if the board of directors should decide that it is not in interests of the corporation to consider the impact of the Company on the US economy, that decision has been made for the board by the Proposal. However, as will be detailed further below, **the Proposal contains numerous safeguards to ensure that the Board's managerial discretion is intact. These safeguards include retaining the powers of the Board to determine whether the Committee members are appointed, whether the committee is funded, what the scope of work for such a committee would be, and whether the committee would issue a report. In short, no decision or action of the committee can be taken without the board first exercising its fiduciary duty to determine whether and how the committee will convene and act.**

The letter from Morris, Nichols implies that the bylaw would require that the Board consider "US Economic Security" even if it decides that it is not an important consideration for the Company and its stockholders at the time. But the board retains ultimate discretion as to whether and when such committee would meet, including the fact that for such committee to act, the Board would need to appoint the members of the committee and allocate resources. If the Board were to decide that if this were a low priority for a given time it could simply defer appointment of members and decline to allocate resources to these tasks.

If the Board of Directors were to conclude in the extreme instance that conducting any review of the issues of the impact of the Company on US economic security were not in the interest of the company or shareholders, despite a majority vote of shareholders in support of the bylaw amendment, the Board still retains ample discretion under the bylaw to avoid these issues in their entirety – the Board retains the ability to amend the bylaws to eliminate the committee, or to change its scope consistent with those issues the Board would deem to be acceptable. In short, the Board loses no decision-making power.

The Company also cites *Grimes v. Donald*, 1995 WL 54441 (Del. Ch. Jan. 11, 1995): "Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor the progress toward achieving them." The Proposal does not remove the board from the position of exercising its own "best judgment" in determining corporate goals, strategies or plans, but instead establishes a process for the Board to contemplate the major social policy issue facing the Company in the course of developing those goals, strategies and plans.

One may also ponder, if the shareholders cannot establish a bylaw amendment regarding US Economic Security because the mere framing of a subject matter for focus of the Board empowers the shareholders to make a decision reserved to the Board, then is it also the case that the shareholders cannot establish a committee regarding risk governance, or public policy, or relating to an ay other specific and urgent situation facing the company? The Company's conclusion that the Proposal would allow shareholders to unlawfully make a decision reserved to the Board has no specific foundation in the case law or statutory precedents cited by the Company, and there is every reason to believe that a Proposal for a board committee addressing issues of obvious importance to a company is precisely the kind of "procedural" provision retained within the shareholder franchise.

Based on one of the few Delaware rulings cited by the Company that addresses shareholders' rights regarding committees, the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black,* 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution,** and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *ß 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *ß 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts would find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at

1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework, was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

B. The bylaw amendment contains restrictions on the Committee consistent with the shareholders' right to amend the bylaws without unlawfully interfering with the duties of the board to manage the affairs of the company.

The Company's letter asserts that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the Directors of their fiduciary power and managerial duty to choose what topics the Company would have a process in place for addressing. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the Board of Directors to take actions – including actions to amend a bylaw or further define the scope of its applicability.

In general, under Delaware law, a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the potential for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is **"to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation." The proposed bylaw amendment does not grant the committee these broad authorities provided by section 141(c)(2). Instead, it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:**

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized by the Board of Directors consistent with these bylaws." Proposed bylaw amendment.

• The Board would have to designate Committee members for the committee to ever meet.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The savings clause further provides, "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. The Proposal requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders of the Company, consistent with footnote 8 of the Company's Delaware legal opinion.[3]

C. The proposal is not an improper subject for shareholder action, nor does the Company otherwise lack the power or authority to implement the proposal.

The Company's additional Delaware law arguments assert that the proposal is not a proper subject for shareholder action under the law of Delaware under Rule 14a-8(i)(1) and that the Company is lacking the authority to implement the proposal under Rule 14a-8(i)(6), relate back to the Delaware law questions already addressed above. Since the Company has failed to meet its burden of proof in demonstrating that the resolution would deny the Board any power or authority to manage the Company, these exclusions are also inapplicable.

D. The Company has not met its burden of proof on the State Law questions.

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (February 28, 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (April 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* (March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (June 10, 1998); *PG&E Corp.* (January 26, 1998); *International Business Machines Corp.* (March 4, 1992); *Sears Roebuck & Co.* (March 16, 1992).

[3] We note that the company also asserts that the proposal denies the Board of Directors its fiduciary duty and authority to manage the company as embodied in the Company's Certificate of Incorporation. Again, since all discretion of the Board as to whether, when and how the Committee would meet and deliberate regarding US Economic Security remain in the hands of the Board, there is no such denial of the Board's powers and duties under the Certificate of Incorporation.

V. ORDINARY BUSINESS

A. A resolution is not excludable as ordinary business if it transcends day-to-day business by addressing a significant social policy issue.

Next, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on si orgnificant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal *could* be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.*"** *Id* (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors:

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable,*** because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

It is vitally important to observe that the Company bears the burden of persuasion. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). The Company has not met that burden on this or any of the other issues raised.

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that **a subject matter's status as a significant policy issue *trumps* the Company's portrayal if it is an ordinary business matter**. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

The recent grant of reconsideration regarding a resolution at *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's current thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The Tyson Foods resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the Staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly, we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

B. The Proposal addresses what is arguably the single most significant social policy issue facing the Company, which is the question of whether Company policies support, rather than undermine, the US economy.

Audaciously, the company tries to assert that a review of the corporation's policies to determine their impact on US Economic Security do not raise any significant policy issues to be contemplated by 14a-8(7). The issues raised in the proposal regarding the effect of company policies on US Economic Security certainly loom at least as large for the company and society as issues of antibiotics in livestock did for *Tyson Foods*. The Company and its top officials have been front page news and the subject of numerous congressional hearings examining what went wrong to create the financial crisis and how to prevent it from happening again. A resolution that seeks to set forth a procedure and structure for board level governance of these policy issues within the corporation clearly addresses a significant social policy issue that transcends day-to-day business operations, just as the *Tyson Foods* resolution did.

There really could be no subject matter which focuses *more so* on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." Examining some of the history of recent policy decisions by major banks reinforces the significance of these social policy issues. The recent subprime lending crisis occurred because many banks' lending policies deteriorated. As the market for mortgages became saturated, banks increasingly ignored traditional standards for offering mortgages and began aggressively issuing subprime mortgages . Borrowers who were previously unqualified—and who were still very risky—were given loans. Little consideration was given to the effect of these lending policies and practices on the US economy. To make matters worse, Collateral Debt Obligations (CDOs) were used to hide low-class high-default risk investments and generate distortedly high ratings from credit rating agencies.

Citigroup alone held $55 billion in subprime mortgage assets in November, 2007. The Bank was among those that made mistakes which cost our economy severely.

The proposed bylaw amendment represents a potential effort by shareholders to foster a governance mechanism to encourage a high level policy discussion within the company regarding how, in light of recent history, the Company is responding to the needs of the US economy and doing what it can to avoid creating similar US financial disasters in the future.

The importance of shareholder governance mechanisms to address corporate accountability to the US economy has been elevated dramatically by the recent Supreme Court decision in *Citizens United v. Federal Election Commission*, 558 US ____ (2010). Now that corporations have the potential to engage in unlimited spending in the electoral process, governance mechanisms to ensure accountability and respect for the US economy are going to be increasingly important and in the spotlight.

These are issues about which shareholders can be appropriately concerned, and are significant social policy issues that have captured the attention of hundreds of millions of

Americans--not to mention federal and state policymakers. There can be no doubt that the bylaw amendment relates to a significant social policy issue and transcends excludable ordinary business.

C. The Proposal does not attempt to micromanage the company's day-to-day affairs.

Despite the company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions. The Proposal is pitched at a broad policy level, and does not dictate any inappropriate actions or subject matter for the Board of Directors to address. In its operative language, the proposal states:

> The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

All of the factors and considerations are framed as suggestive options for the committee focus. The four suggested factors for committee review are top-level questions relevant to consideration of the relationship between company policy and US economic security, and do not micromanage board or company decisions related to those factors.

If this resolution does incidentally touch on ordinary business matters by its suggestions of the factors that MAY be included in reviewing the Bank's impact on "US economic security," it is more analogous to the cases that the Company cited which were found to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

Binding Proposals to establish a new Board committee to address an identified

high-level social policy issue have been deemed permissible by the Staff, rejecting ordinary business assertions. *Bank of America Corp.* (Feb. 29, 2008) (binding bylaw amendment proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals, and therefore is not excludable as relating to ordinary business.**

A number of shareholder proposals relating to investment policy have also survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (avail. January 11, 1999) and *Merrill Lynch* (avail. February 25, 2000) the Staff concluded that the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (avail. August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (avail. April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criterion.

The Proposal does not attempt to impermissibly regulate employee relations.

The Company cites, as evidence that the resolution relates to an excludable issue of ordinary business, the prior decision of the staff, *Bank of America Corp.* (January 11, 2007) in which the Proponent proposed a bylaw amendment to create a "Vice President for US economy and security." However, the staff decision in that prior Proposal stated very clearly that the reason for finding the resolution to be excludable was that it related to **employment**

decisions -- that the shareholders could not create a **new officer position** within the company.

By contrast, the current bylaw amendment does not attempt to regulate employee relations. The resolution does not dictate any particular decisions or outcomes regarding employment policy, but only asks the company to establish a process to consider, at whatever level the Board of Directors Committee deems appropriate, the effect of company policies on employment within the US, and the role that company employees are playing on boards of directors of foreign companies. While employment issues might be excludable as relating to ordinary business if addressed in isolation, in the context of reviewing company policy regarding the transcendent social policy issue at stake here, namely the impact of the company on the US economy, these are not impermissible or excludable topics.

VI. VAGUE AND INDEFINITE.

After asserting that the resolution addresses ordinary business, the Company argues that the Proposal is vague and indefinite. The Proposal asks nothing more than its plain meaning: to create a committee on US economic security. In the context of the US financial crisis, the need for board-level governance and accountability on issues relative to the effects that the company is having on the US economy is not hard for shareholders to understand.

It should be apparent to anyone following the company's logic and arguments that if the shareholders had defined with clarity specific actions required to be taken by the Board committee, the company would have instead argued that such specifications would involve impermissible micro-management. One must view the vagueness standard in the context of the micro-management exclusion. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum, and the proponent has been highly cognizant of those requirements. The Proposal strikes the appropriate balance between these two poles.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the company on the US economy, and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion. This is ample guidance for shareholders to vote in favor of the bylaw or not.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed a similar proposals. See, for instance, *Yahoo! Inc.* (April 16, 2007).

In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule, as it should in the present instance.

VII. CONCLUSION

Under Rule 14a-8(g) the burden of proof is on the Company to demonstrate that the resolution is excludable. The Company has not met its burden of proof that the Proposal is excludable under any of the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc., dropkins@citi.com
John Harrington, Harrington Investments

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 18, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: John Harrington

Dear Sir or Madam:

Re: Stockholder Proposal to Citigroup Inc. of Mr. John Harrington

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by John Harrington (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2010 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2010 annual meeting of stockholders. The Proponent's address, as stated in the Proposal, is 1001 2nd Street, Suite 325, Napa, CA 94559.

Also enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because certain aspects of the Proposal would violate the law of Delaware (which is the Company's jurisdiction of organization); (ii) Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under the law of Delaware; (iii) Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal; (iv) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and (v) Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2010 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2010 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal (attached hereto as Exhibit A) requests the stockholders of the Company amend the By-laws of the Company (the "By-laws") to "establish[] a Board Committee on US Economic Security" (the "Committee") which "shall review the degree to which [the] Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders."[1]

The Company believes that it may exclude the Proposal from the 2010 Proxy Materials pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), Rule 14a-8(i)(6), 14a-8(i)(7) and Rule 14a-8(i)(3). The Company notes that many of its reasons for exclusion are the same as the reasons stated in the Company's no-action letter on a substantially identical proposal submitted by the

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[1] In its entirety, the Proposal reads:

> To Amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:
>
> SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on the levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

Proponent last year. *See Citigroup Inc.* (avail. Feb. 18, 2009). In that submission, the Company pointed out the numerous problems with the Proponent's proposal, including that his binding by-law amendment would violate Delaware law if adopted, that his proposal intrudes into the Company's day-to-day business affairs and that his proposal was so vague and misleading that the stockholders could not determine what they would be voting on. Rather than address these deficiencies, the Proponent has essentially copied last year's proposal and submitted it to the Company again in the same form of binding by-law amendment as last year.[2] It should be excluded for the same reasons last year's proposal was excluded from the Company's proxy materials.

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Exhibit B), the Proponent's by-law would force the Company's directors to address the policy issues advocated by the Proponent – including "US economic security," the "long-term health" of the US economy, and the "economic well-being of US citizens." Under the Proposal, even if the directors determined that their focus should be elsewhere – for example, on shareholders rather than citizens, or on the Company's global business rather than the national economy – the directors would be required to devote time and attention to the Proponent's policy concerns. Using a mandatory by-law to dictate director conduct in this way violates Delaware law. The stockholders cannot force the Company directors to undertake a specific course of action with respect to Company management (including the fundamental management issue of deciding what matters to focus on) because only the directors are empowered to manage the business and affairs of the Company. *See* 8 *Del. C.* § 141(a). Furthermore, the directors cannot be forced to undertake the review urged by the Proponent if the directors determine that the review would not advance the best interests of the Company and all of its stockholders. *Compare CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate").

For these reasons, which are explained in detail in the Legal Opinion, the Proposal violates Delaware law. The Company stockholders should not be asked to vote on a binding proposal that would amend the by-laws to enact an invalid provision. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2). *See, e.g., General Motors*

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[2] Indeed, the only substantive change to the Proposal involves new language that permits the Company's board of directors (the "Board"), rather than the Chairman of the Board, to designate directors to the Committee. Although this change addresses one flaw that caused last year's proposal to violate Delaware law, the current Proposal still includes many of the other defects listed in the Company's prior no-action letter. *See id.*

(avail. Apr. 19, 2007) (deciding not to recommend enforcement action regarding exclusion of a proposal under Rule 14a-8(i)(2) that sought to amend the company's by-laws to require each director to oversee, evaluate, and advise certain functional groups of the company's business); *MeadWestvaco Corporation* (avail. Feb. 27, 2005) (deciding not to recommend enforcement action regarding exclusion of a proposal under Rule 14a-8(i)(2) that recommended that the company adopt a by-law containing a per capita voting standard where Delaware counsel opined that such by-law would, if adopted, violate state law).[3]

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law. As explained in the Legal Opinion, the Delaware Supreme Court has determined that by-laws that mandate how the board should decide a specific business decision are not a proper subject for stockholder action. *See AFSCME*, 953 A.2d at 238-40. Accordingly, the Proposal is not a proper subject for stockholder action because it mandates how the directors should decide a specific decision by requiring a review of U.S. economic security. The Proposal may therefore be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(1).

THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT IT.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because, as noted above, the Proposal would violate Delaware law if it were implemented. Accordingly, the Company lacks the power and authority to implement the Proponent's invalid by-law. *See, e.g.*, *Burlington Resources, Inc.* (avail. Feb. 7, 2003) (permitting exclusion of a proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) where Delaware counsel opined that the proposal would violate Delaware law if it were implemented).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is

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3 The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt by-laws that counsel argued would violate Delaware law. *Alaska Air Group, Inc.*, (avail. Mar. 17, 2005); *Lucent Technologies Inc.* (avail. Nov. 6, 2001). The Company notes, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware.

impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.* Where, as here, a proposal requests that the Company prepare a report on or create a committee to review a particular issue, "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." *SEC Release No. 34-20091* (Aug. 16, 1983).[4]

The Proposal Relates To Tasks Fundamental To Management's Ability To Run The Company On A Day-To-Day Basis. The Proposal would create a Board Committee on U.S. economic security that would force the directors to review whether the Company's policies, beyond those required by law, are supportive of U.S. economic security. Although framed as a review of the effect of the Company's policies on U.S. economic security, the Proposal involves a broad review of the Company's day-to-day business decisions with a particular focus on how those day-to-day decisions affect the U.S. economy and the Company. In *Bank of America* (avail. Jan. 11, 2007), the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the company could exclude that proposal because it related to the company's ordinary business operations. Likewise, this Proposal, which also pertains to the relationship between Company management and U.S. economic security, relates to the Company's ordinary business operations.

The Proposal Also Seeks To Micro-Manage The Company's Ordinary Business Operations. Regardless of the Proponent's attempt to frame the Proposal as touching upon a significant social policy, its non-comprehensive list of items that may be included in the Committee's review of U.S. Economic Security involves an attempt to micro-manage the Company's ordinary business operations. Among other items, the list includes day-to-day management issues such as security holdings and employment policies. In other words, even if in the broad sense, U.S. economic security is a social policy issue that transcends ordinary business operations, the Proposal does not transcend ordinary business operations because it

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[4] The Staff recently reaffirmed the ordinary business test in Bulletin 14E, which clarifies that a proposal relating to the evaluation of risk may be excluded from a company's proxy materials if the underlying subject matter of the proposal relates to an ordinary business matter of the company. *SEC Staff Legal Bulletin No. 14E* (2009).

specifically addresses day-to-day management items. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (allowing the exclusion of a proposal requesting a report on child labor and noting "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). By directly addressing the day-to-day items included within the rubric of U.S. economic security, the Proposal is precisely the type of proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release No. 34-40018* (May 21, 1998).

The Company acknowledges that the Staff has found that certain proposals requiring reports arguably touching on specific day-to-day matters are not excludable as relating to ordinary business matters. *See, e.g., ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable). The Company believes, however, that those proposals are distinguishable because the reports requested touched on day-to-day matters that were directly related to a narrowly-circumscribed social policy issue, such that the reports did not request an undue level of intricate detail and did not implicate a broad range of day-to-day management issues. *See SEC Release No. 34-40018* (May 21, 1998) (noting "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek" and that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed"); *see also Ford Motor Co.* (avail. Mar. 2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report"). Indeed, the Proposal seeks to micro-manage the Company by, among other things, requesting a review of the Company's policies that affect security holdings. As a diversified global financial services company, the Company's day-to-day operations include numerous actions and policies that affect the holdings of securities of companies located in the U.S. and other countries. The Proposal requests a review that includes the effect of the Company's policies on "levels of . . . foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US," and "the extent to which [the Company] holds securities of foreign companies." Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the Company's extensive portfolio.

For the aforementioned reasons, securities are analogous to supplies or raw materials, and the Staff has consistently held that a proposal relating to one of these items is an ordinary business matter. *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007) (proposal requesting a board committee review and report on the company's policies relating to the production and sourcing of organic dairy products was excludable because it addressed "customer relations and decisions relating to supplier relationships"); *Walgreen Co.* (avail. Oct. 13, 2006) (proposal requesting that the board publish a report on the raw materials in the company's cosmetics was excludable as relating to ordinary business operations). Likewise, the Proposal is analogous to proposals relating to particular products or services, which the Staff has repeatedly determined are excludable as addressing ordinary business matters. *See, e.g., Family Dollar Stores, Inc.*

(avail. Nov. 6, 2007) (proposal requesting a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products, with a particular emphasis on products imported into the U.S., was excludable as relating to the "sale of particular products"); *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal requesting a report on whether the company will end all bird sales was excludable as relating to "the sale of particular goods"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott hotels was excludable as relating to the sale and display of a particular product).

The Proposal also micro-manages the Company's employment decisions. The Proposal seeks a review of the impact of the Company's policies on "the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages . . . ." Thus, the Proposal seeks a review of the Company's ordinary business operations because every policy related to the Company's decision to hire, terminate, or determine the wages of its employees who happen to be U.S. citizens is implicated. The Staff has consistently determined that Proposals relating to the terms of employment, including hiring, termination, and determination of employee wages may be excluded as relating to ordinary business decisions. *See, e.g.*, *Capital One Financial Corp.* (avail. Feb. 3, 2005) (proposal requesting a report on the elimination of jobs and the relocation of U.S.-based jobs to foreign countries excludable as relating to "management of the workforce"); *International Business Machines Corp.* (avail. Feb. 3, 2004) (proposal requesting that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries" excludable as relating to "employment decisions and employee relations").

Regardless of whether the Proposal touches upon a significant social policy issue, the Proposal is excludable because it directly addresses and attempts to micro-manage the ordinary business operations discussed above. The Staff has consistently determined that proposals that relate to ordinary business operations may be excluded even if they address other issues that may not relate to ordinary business operations. *See Medallion Financial Corp.* (avail. May 11, 2004) (proposal that appeared to address "both extraordinary transactions and non-extraordinary transactions" was excludable as relating to the company's ordinary business operations); *General Electric Co.* (avail. Feb. 11, 2000) (proposal that addressed three distinct items was excludable because a "portion of the proposal relates to ordinary business operations (i.e., choice of accounting methods)").

For the foregoing reasons, the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS VAGUE AND MISLEADING.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[5] Specifically, the Proponent's definition of "US economic security" does not allow the Company's stockholders to make an informed decision on the Proposal and would require the Company to make numerous and significant assumptions in implementing the required review.[6] The definition of U.S. economic security is itself vague and indefinite. Is it intended to refer to a study of macroeconomic factors, such as GDP and/or inflation? Does it refer to the size of the U.S. budget deficit? The U.S. trade deficit? Or the value of the S&P 500? The Dow Jones Industrial Average?

The non-exclusive items that the Proponent lists as part of his review also obfuscate rather than clarify the meaning of the Proposal. Both the Board and the stockholders would be left to wonder how the Company should define the "the long term health of the economy of the US" and what actions the Committee is expected to take to shape the Company's policies to support "indicators such as levels of employment, wages, consumer installment debt and home ownership." The Proposal also alludes to a review of the Company's holdings of foreign securities and relationship with foreign companies but does not explain how these issues are supposed to factor into a review of U.S. economic security or whether the Proponent thinks the Company's relationship with foreign companies is a threat to US economic security. Clearly, no two stockholders would have the same idea as to what they would be voting on if the Proposal were placed on the 2010 Proxy Materials.

Finally, the Proposal is also misleading because it gives stockholders the false impression that the by-law would be valid if adopted. However, for the reasons set forth above, the proposed by-law would be invalid as a matter of Delaware law.

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5 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

6 *See Philadelphia Electric Co.* (avail. July 30, 1992) (permitting exclusion of a proposal asking a committee of certain stockholders to refer a plan to the Board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" because neither the company nor the stockholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal required).

For all of the foregoing reasons, the Proposal may be excluded because it is vague and misleading.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(3), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.



November 6, 2009

Citigroup
c/o Corporate Secretary of Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Secretary,

As a beneficial owner of Citigroup stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Citigroup common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

To Amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:

SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

November 12, 2009

John Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2010.

Sincerely,



Shelley J. Dropkin
General Counsel, Corporate Governance

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 18, 2009

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By John Harrington

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by John Harrington (the "Proponent"), for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law, and (iii) the Company lacks the power and authority to implement the Proposal.

I. Summary Of The Proposal And Our Opinion.

The Proposal calls upon the Company's stockholders to amend the By-laws of the Company (the "By-laws") to establish a "Board Committee on US Economic Security," which we refer to herein as the "Committee."[1] The proposed by-law would force the directors serving

[1] In its entirety, the Proposal reads as follows:

> To Amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:
>
> SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall, subject to further delineation of its scope and duties by the Board of Directors, review the degree to which our Company's policies, beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders, at reasonable expense and omitting confidential information, on the impacts of bank policy on US Economic Security. For purposes of this bylaw, factors for the Committee to review may include, among other things 1) impact of company policies on the long term health of the economy of the US, 2) impact of

(Continued. . .)

on the Committee to review whether the Company's policies "beyond those required by law, are supportive of US economic security, while meeting the Board's responsibilities to the shareholders." The review envisioned by the Proponent would cover a wide range of issues, including the impact of Company policies on "1) . . . the long term health of the economy of the US, 2) . . . the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) . . . levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) . . . the extent to which [the Company] holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies."

The Proposal would enact a mandatory by-law requiring the directors on a board committee to consider the policy matters identified by the Proponent – in particular, "US Economic Security," the "long-term health" of the US economy, and the "economic well-being of US citizens." Under the Proposal, even if the directors determined that their focus should be elsewhere – for example, on stockholders rather than citizens, or on the Company's global business rather than the national economy – the directors would be required to devote their time and attention to the Proponent's policy concerns. Dictating director conduct in this way violates Delaware law. As fiduciaries, directors are duty-bound to make an informed, independent judgment as to how best to advance the interests of the corporation and all its stockholders. Such judgment cannot be dictated in advance by a corporate by-law. This principle was recently applied by the Delaware Supreme Court in a case certified to it by the Securities and Exchange Commission, where the Court held that a stockholder-adopted by-law cannot "mandate how the board should decide specific substantive business decisions." The Proposal violates Delaware law because it *mandates* how directors must decide a specific business decision, i.e., the

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(. . . continued)

> company policies on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on the levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Board of Directors are authorized, consistent with this bylaw and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the members of the Board Committee on US Economic Security shall not incur any costs to the company or exercise any authority of the Board of Directors, except as authorized by the Board of Directors consistent with these bylaws.

fundamental business decision of what issues to focus on in directing the Company. Further, Delaware case law establishes that the directors' ultimate fiduciary duty is to advance *stockholder* interests, as opposed to broader economic, political or social goals. A by-law cannot validly change the focus on stockholder interests required by Delaware law.

For the foregoing reasons, and as explained in greater detail below, it is our opinion that (i) the Proposal would cause the Company to violate Delaware law if the stockholders adopted it, (ii) that the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company lacks the power and authority to implement the Proposal.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The by-law urged by the Proponent would require the Board of Directors of the Company (the "Board") to devote Company time and resources to studying the effect of the Company's policies on "US economic security." In our opinion, the stockholders would violate Delaware law by adopting the Proposal because the proposed by-law would improperly force Company directors to perform such a review. Under Delaware law, the Company may conduct such a review only if the Company directors, in accordance with their fiduciary duties, determine that such review will further the best interests of the Company and all of its stockholders. This determination must be made by the directors because Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests in the directors the power to manage the corporation.[2] Managerial power is vested in the directors because they owe fiduciary duties to act in the best interests of all of the stockholders of the corporation.[3] The stockholders cannot use their statutory power to adopt by-laws to make management decisions because they do not owe

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2 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); *see also Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

Similarly, Article SEVENTH of the Restated Certificate of Incorporation of the Company (the "Certificate") also specifies that "[t]he business and affairs of the [Company] shall be managed by or under the direction of a Board of Directors . . . ." Accordingly, the proposed by-law is also invalid because it is inconsistent with the provisions of the Certificate. *See* 8 *Del. C.* § 109(b) (specifying that the by-laws may not contain any provision inconsistent with the corporation's certificate of incorporation).

3 *See Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1292-93 (Del. 1998) (noting that directors owe fiduciary duties that are "concomitant" to their managerial authority under Section 141(a) of the DGCL); *Gilbert v. El Paso Co.*, 575 A.2d 1131, 1148 (Del. 1990) (observing that any duty the directors owed to a specific group of stockholders "had to be considered in light of [the directors'] duty to the corporation and all of its shareholders").

fiduciary duties to the other stockholders.[4] Accordingly, only the directors may exercise this managerial power because only the directors owe fiduciary duties to the corporation and its stockholders.[5] The Delaware Supreme Court recently reaffirmed these fundamental principles of Delaware corporation law in a case certified to the Court by the U.S. Securities and Exchange Commission, in which the Court stated that "[i]t is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008).[6]

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4 *Bershad v. Curtiss-Wright Corp.*, 535 A.2d 840, 845 (Del. 1987) (noting that, except in limited circumstances, Delaware law does not impose fiduciary duties on stockholders and further noting that stockholders may make their decisions based on "personal profit" or even based on "whim or caprice").

We note that the Delaware courts sometimes use rhetoric evoking the "will of the stockholders" in a way that might suggest that the board must follow the wishes of a stockholder majority, even with respect to managerial decisions. *See UniSuper Ltd. v. News Corp.*, 2005 WL 3529317, at *6 (Del. Ch. Dec. 20, 2005) (comparing, in dicta, the director-stockholder relationship to that of agent and principal). These broad pronouncements about following stockholder wishes, however, should be properly understood to apply only to those actions for which the DGCL requires stockholder approval. *UniSuper Ltd. v. News Corp.*, 2006 WL 207505, at *3 (Del. Ch. Jan. 19, 2006) (revised Jan. 20, 2006) (clarifying its prior opinion to note that the agent-principal analogy was intended only to illustrate that the directors could not use their fiduciary duties as an excuse to refrain from putting a charter amendment to a stockholder vote where, the court assumed, the board had contractually obligated itself to submit the amendment to stockholders). Because the type of review of Company policies urged by the Proponent does not require stockholder approval under the DGCL, these broad pronouncements do not apply to the Proponent's by-law.

5 *See Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders.") (quotation omitted); *TW Servs., Inc. v. SWT Acquisition Corp.*, 1989 WL 20290, at *8 n.14 (Del. Ch. Mar. 2, 1989) ("[A] corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.").

6 By so holding, the Delaware Supreme Court resolved questions that were earlier raised about the extent to which by-laws may interfere with the managerial power of the board. *Bebchuk v. CA, Inc.* 902 A.2d 737, 742 (Del. Ch. 2006). In *AFSCME*, the Delaware Supreme Court stated in no uncertain terms that the by-laws cannot encroach on the board's power to manage the company.

The review of the U.S. economy that the Proponent would force the Company directors to perform is clearly a "substantive business decision" within the sole managerial prerogatives of the Board. Through his Proposal, the Proponent would force the directors to focus on the stability of the U.S. economy in reviewing Company policy, whereas the Board may determine either that no such review is necessary, or that such a review must take a broader focus to account for the global economy (as well as any other considerations the directors deem advisable) rather than simply the national economy. *Cf. Grimes v. Donald*, 1995 WL 54441, at *11 (Del. Ch. Jan. 11, 1995) ("Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor progress toward achieving them."), *aff'd*, 673 A.2d 1207 (Del. 1996).[7] If the directors disagree with the Proponent's assumption that a review of the U.S. economy will benefit the Company stockholders, then the directors cannot undertake such a review consistent with their fiduciary duties. *See Revlon Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 182 (Del. 1986) ("A board may have regard for various constituencies in discharging its responsibilities, provided there are rationally related benefits accruing to the stockholders.").

We note that the Proponent could have simply asked the stockholders to adopt a by-law vesting a board committee with the power to decide whether or not to conduct the review urged by the Proponent.[8] Such a by-law would regulate merely the *process* by which the board

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7 We note that the By-laws include a provision recognizing the Board's power to manage the Company's business and affairs. *See* By-laws, Article IV, Section 1 ("The affairs, property and business of the Company shall be managed by or under the direction of a Board of Directors . . . . . In addition, to the powers and authorities expressly conferred upon the Board of Directors by these By-laws, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Company, but subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of these By-laws."). Although this same by-law provision states that the Board's authority is "subject" to the By-laws, the By-laws cannot limit the managerial power of the Board (or permit the stockholders to usurp that power) because such a by-law would be inconsistent with Delaware law, as explained above. Furthermore, such a by-law would be inconsistent with Article SEVENTH of the Certificate, which vests the Board with the exclusive power to manage the Company's business and affairs. *See* footnote 2, *supra*.

8 Under Section 141(c)(2), the by-laws may set forth the authority of a board committee. 8 *Del. C.* § 141(c)(2) (specifying that "[a]ny . . . [board] committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation" subject to certain exceptions). Although a committee of the board of directors can be established through a stockholder-adopted by-law, a committee cannot function without the assent of the directors because only the board (or an authorized board committee) can designate the committee members and only the directors serving on a committee possess the power (and owe concomitant fiduciary duties) to decide whether or not to exercise the authority granted to that committee in the by-laws.

made its decision (i.e., through a board committee rather than by the entire board).[9] However, because the Proponent has fashioned his by-law in mandatory rather than precatory language, i.e., to leave the directors no decision-making authority and instead require that the Committee conduct a review of the U.S. economy, the by-law impermissibly usurps the managerial power of the Board. *AFSCME*, 953 A.2d at 234.[10] Worse, the by-law would require the directors to expend time and resources in favor of this review process even if the directors determine that such a review does not further the best interests of all stockholders and that such time and resources could be put to better use to engage in activities that enhance the value of the Company. For this reason, the stockholders would violate Delaware law by adopting the proposed by-law because it seeks to force the directors to engage in a course of action, even if they determine such action would violate their fiduciary duties. The Delaware Supreme Court reached exactly the same conclusion in analyzing a by-law analogous to the Proposal. In *CA, Inc. v. AFSCME Employees Pension Plan*, the Court held that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." 953 A.2d at 239. Among other things, the Court concluded that the proposal violated Delaware law because the proposed by-law would have prevented the board from denying corporate expenditures for proxy contests that do not promote the interests of the corporation. *Id.* at 240. Similarly, the Proponent's by-law is invalid because it denies the Company directors their full power to exercise their fiduciary duties to refrain from undertaking the review urged by the Proponent if the directors determine that the review would not promote the Company's best interests.[11]

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9 The courts have also recognized that the stockholders can, through the by-laws, abolish board committees. *See Hollinger International, Inc. v. Black*, 844 A.2d 1022, 1080 (Del. Ch. 2004). But the power to abolish a committee relates only to the *process* by which a board makes decisions (i.e., whether or not the board can delegate its decision-making power to a subset of directors serving on a committee) but not the substantive decision-making functions of the board.

10 We note that, even if the Proponent had drafted the proposed by-law to merely empower the committee to determine whether to undertake a review of U.S. economic security, the Proposal would still violate Delaware law because the Proposal seeks to empower the Chairman of the Board to appoint directors to the Committee in violation of Section 141(c)(2).

11 In providing this opinion, we have taken into account the language in the proposed by-law that would permit the Board to "further delineate" the scope and duties of the Committee and that purport to reserve managerial power to the Board. *See* Proposal, ¶ 2. This "savings" language is directly contradictory to the operative provisions of the proposed by-law, which emphatically states that the Board "shall" undertake the review urged by the Proponent. To give this savings language effect, this operative part of the by-law would be invalid and the by-law would have to mean something contradictory to what it actually says.

The Proponent is free to communicate his views on Company policy and US economic security to the Company and the other stockholders. The Proponent can even recommend that the Board undertake the review he desires. However, he cannot adopt a by-law that, through the guise of forming a committee, forces the directors to perform the review he urges. If that were valid, a group of investors could force the directors to consider any number of topics that would turn director focus away from overseeing the affairs of the Company. Consider a bylaw establishing a committee that "shall review" whether the Company should stop issuing credit cards, or that "shall review" whether the Company should exit the banking industry altogether. There are not enough hours in the day to devote a board committee to special topics favored by a faction of investors. The directors must ration their time, like any other resource, in a manner that they believe will further the best interests of the Company. If the law were otherwise, then the directors could not focus their time on a strategy of value-maximization that advances the best interests of *all* stockholders.

For the foregoing reasons, it is our opinion that the Proposal would, if implemented, violate Delaware law.

III. The Proposal Is Not A Proper Subject For Stockholder Action.

The Delaware Supreme Court has stated that a proposed by-law is not a proper subject for stockholder action if the proposed by-law mandates "how the board should decide specific business decisions." *AFSCME*, 953 A.2d at 234-35. The proposed by-law purports to mandate the outcome of the directors' specific business decision whether to conduct the review of "US economic security" urged by the Proponent. Therefore, the Proposal is not a proper subject for stockholder action under Delaware law.

IV. The Company Lacks The Power And Authority To Implement The Proposal.

Section 109(b) of the DGCL prohibits the adoption of a by-law that is contrary to Delaware law.[12] The Company therefore lacks the power to implement the proposed by-law because, for the reasons set forth above, it would violate Delaware law if it were adopted.

* * *

12 *See* 8 *Del. C.* § 109(b) (by-laws may contain any provision "not inconsistent with law"); *Brumley v. Jessup & Moore Paper Co.*, 77 A. 16, 19-20 (Del. 1910) (invalidating a by-law that placed limits on the common law requirement (later codified by statute) that stockholders be provided access to the books and records of the corporation).

V. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

3283485.2